Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

CEA Industries Inc.

Louisville, Colorado

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of CEA Industries Inc. (formerly known as Surna, Inc. and subsidiary) of our report dated March 24, 2020, relating to the December 31, 2019 consolidated financial statements of Surna Inc. and subsidiary which is contained in that Prospectus. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern. The December 31, 2019 consolidated financial statements have been adjusted to reflect a reverse stock split and such adjustments were not audited by us.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ ACM LLP

Greeley, Colorado

January 31, 2022